Exhibit 99.1

Ossen Innovation Announces Third Quarter 2015 Financial Results

Earnings Conference Call is scheduled for 8:30 am ET on December 10, 2015

SHANGHAI, Dec. 9, 2015 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the quarter ended September 30, 2015.

•	Revenues increased by 7.6% to $30.0 million for the three months ended September 30, 2015 compared to the same period in 2014, with strong growth in sales volume for both coated and plain surface PC strands and others that are partially offset by lower average selling price due to lower steel prices.

•	Gross margin, operating margin, and net profit all reached the highest levels since the third quarter of 2011.

•	Net income attributable to Ossen Innovation increased by 601.2% to $3.3 million, or $0.16 per share, for the three months ended September 30, 2015, compared to $0.5 million, or $0.02 per share, for the same period of last year.

•	Gross margin improved by 7.8 percentage points to 16.5% for the three months ended September 30, 2015 compared to the same period in 2014 due to lower steel prices; Operating margin improved by 13.5 percentage points to 16.5% for the three months ended September 30, 2015 from 3.1% for the same period of last year due to the decrease in bad debt provision.

Dr. Liang Tang, Chairman of Ossen Innovation, commented, "We are pleased to report strong financial results for the third quarter of 2015. While our revenues grew by 7.6% year-over-year, gross margin, operating margin and net earnings all reached the highest levels in four years as a result of low material costs and strong sales volume across all major product categories that more than offset decline in average selling prices."

Three Months Ended September 30, 2015 Financial Results

	For the Three Months Ended September 30,
($ millions, expect per share data)	2015	2014	% Change
Revenues	$30.0	$27.9	7.6%
Gross profit	$4.9	$2.4	104.7%
Gross margin	16.5%	8.7%	7.8%
Operating income	$5.0	$0.9	478.3%
Operating margin	16.5%	3.1%	13.5%
Net income attributable to Ossen Innovation	$3.3	$0.5	601.2%
EPS	$0.16	$0.02	581.3%

For the three months ended September 30, 2015, revenues increased by $2.1 million, or 7.6%, to $30.0 million from $27.9 million for the same period of last year. This increase was primarily due to increased revenue contribution from plain surface PC strands and others and partially offset by slight revenue decrease in coated PC steel materials. The sales of coated PC steel materials, including both rare earth and zinc coated products, decreased by $0.9 million, or 3.9%, to $23.8 million and accounted for 80% of total sales for the three months ended September 30, 2015 from $24.7 million, or 89% of total sales, for the same period of last year. This decrease was mainly due to 11.2% decrease in average selling price and partially offset by 8.3% increase in sales volume for coated PC steel materials. The sales of rare earth and zinc coated products were $23.8 million and $nil, for the three months ended September 30, 2015, compared to $24.7 million and $nil, respectively, for the same period of last year. The sales of plain surface PC strands and others increased by $3.0 million, or 94.8%, to $6.1 million and accounted for 20% of total sales for the three months ended September 30, 2015 from $3.1 million, or 11% of total sales, for the same period of last year. This increase was mainly due to 25.6% increase in sales volume and partially offset by 14.3% decrease in average selling price for plain surface PC strands and others.

Gross profit increased by $2.5 million, or 104.7%, to $4.9 million for the three months ended September 30, 2015 from $2.4 million for the same period of last year. Gross margin increased to the highest level in four years to 16.5% for the three months ended September 30, 2015 from 8.7% for the same period of last year. The increases in overall gross profit and gross margin were mainly due to lower raw material costs. Gross margins for rare earth and zinc coated products were 16.2% and nil, respectively, for the three months ended September 30, 2015, compared to 8.1% and nil, respectively, for the same period of last year. Gross margin for plain surface PC strands and others was 17.5% for the three months ended September 30, 2015, compared to 12.8% for the same period of last year.

Selling expenses decreased by $0.1 million, or 47.2%, to $0.2 million for the three months ended September 30, 2015 from $0.3 million for the same period of last year. General and administrative expenses decreased by $1.4 million, or 113.5%, to negative $0.2 million for the three months ended September 30, 2015 from $1.3 million for the same period of last year, due to the decrease in bad debt provision in the quarter. The decrease in general and administrative expenses was due to the $0.14 million decrease in R&D and the $1.34 million decrease in the provision for bad debts. As a result, total operating expenses decreased by $1.6 million, or 101.0%, to negative $15,517 for the three months ended September 30, 2015 from $1.6 million for the same period of last year.

Operating income was $5.0 million, or 16.5% of total revenues, for the three months ended September 30, 2015, compared to $0.9 million, or 3.1% of total revenues, for the same period of last year.

Net income increased by $3.3 million, or 623.7%, to $3.8 million for the three months ended September 30, 2015 from $0.5 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation increased by $2.8 million, or 601.2%, to $3.3 million for the three months ended September 30, 2015 from $0.5 million for the same period of last year. Earnings per share, both basic and diluted, were $0.16 for the three months ended September 30, 2015, compared to $0.02 for the same period of last year.

Nine Months Ended September 30, 2015 Financial Results

	For the Nine Months Ended September 30,
($ millions, expect per share data)	2015	2014	% Change
Revenues	$82.6	$91.8	-10.0%
Gross profit	$11.9	$8.8	35.0%
Gross margin	14.3%	9.6%	4.8%
Operating income	$8.6	$4.2	106.6%
Operating margin	10.5%	4.6%	5.9%
Net income attributable to Ossen Innovation	$5.4	$2.4	123.2%
EPS	$0.27	$0.12	123.6%

For the nine months ended September 30, 2015, revenues decreased by $9.2 million, or 10.0%, to $82.6 million from $91.8 million for the same period of last year, mainly due to weakness in both rare earth coated and zinc coated products sales.  The sales of coated PC steel materials, including both rare earth and zinc coated products, decreased by $12.8 million, or 15.8%, to $68.1 million and accounted for 82% of total sales for the nine months ended September 30, 2015 from $80.9 million, or 88% of total sales, for the same period of last year. The sales of rare earth and zinc coated products were $61.9 million and $6.2 million, respectively, for the nine months ended September 30, 2015, compared to $71.9 million and $9.0 million, respectively, for the same period of last year. The sales of plain surface PC strands and others increased by $3.6 million, or 33.1%, to $14.5 million and accounted for 18% of total sales for the nine months ended September 30, 2015 from $10.9 million, or 12% of total sales, for the same period of last year.

Gross profit increased by $3.1 million, or 35.0%, to $11.9 million for the nine months ended September 30, 2015 from $8.8 million for the same period of last year. Gross margin was 14.35% for the nine months ended September 30, 2015, compared to 9.57% for the same period of last year. The increase in gross profit and gross margin were mainly due to lower raw material costs. Gross margins for rare earth and zinc coated products were 12.6% and 23.6%, respectively, for the nine months ended September 30, 2015, compared to 7.7% and 22.1%, respectively, for the same period of last year. Gross margin for plain surface PC Strands and others was 17.7% for the nine months ended September 30, 2015, compared to 10.4% for the same period of last year.

Selling expenses increased by $0.1 million, or 17.6%, to $0.7 million for the nine months ended September 30, 2015 from $0.6 million for the same period of last year. General and administrative expenses decreased by $1.5 million, or 36.9%, to $2.5 million for the nine months ended September 30, 2015 from $4.0 million for the same period of last year, due to the decrease in bad debt provision. As a result, total operating expenses decreased by $1.4 million, or 30.2%, to $3.2 million for the nine months ended September 30, 2015 from $4.6 million for the same period of last year.

Operating income was $8.6 million, or 10.5% of total revenues, for the nine months ended September 30, 2015, compared to $4.2 million, or 4.6% of total revenues, for the same period of last year.

Net income increased by $3.4 million, or 130.9%, to $6.0 million for the nine months ended September 30, 2015 from $2.6 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation increased by $3.0 million, or 123.2%, to $5.4 million for the nine months ended September 30, 2015 from $2.4 million for the same period of last year. Earnings per share, both basic and diluted, were $0.27 for the nine months ended September 30, 2015, compared to $0.12 for the same period of last year.

Balance Sheet and Cash Flows

The Company had $16.7 million of cash and restricted cash as of September 30, 2015, compared to $18.3 million at December 31, 2014. Notes receivable were $18.8 million as of September 30, 2015, compared to $9.9 million at December 31, 2014. This increase was mainly due to the increase in revenue in the third quarter of 2015 compared to the second quarter of this year and the decrease in accounts receivable. Accounts receivable were $32.3 million as of September 30, 2015, compared to $53.8 million at December 31, 2014. The days of sales of outstanding (DSO) were 106 days for the nine months ended September 30, 2015, compared to 158 days for the year of 2014. The decrease was mainly due to the decrease in accounts receivable, including approximately $9 million of accounts receivables aged over 1 year we collected from five customers in the third quarter of 2015. The balance of prepayment to suppliers for raw materials totaled $63.9 million as of September 30, 2015, compared to $56.3 million at December 31, 2014. The Company had inventories of $22.0 million as of September 30, 2015, compared to $20.1 million at the end of 2014. Total working capital was $111 million as of September 30, 2015, compared to $108.0 million at December 31, 2014.

Net cash provided by operating activities was $12.5 million for the nine months ended September 30, 2015, compared to $7.5 million for the same period of last year. Net cash used in investing activities was $18,820 for the nine months ended September 30, 2015, compared to $7.8 million for the same period of last year. Net cash used in financing activities was $7.6 million for the nine months ended September 30, 2015, compared to net cash provided by financing activities of $1.4 million for the same period of last year.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation Third Quarter 2015 Conference Call" or be prepared to utilize the conference ID.

Conference Call	Ossen Innovation Third Quarter 2015 Conference Call
Date:	December 10, 2015
Time:	8:30 am ET, U.S.
Conference Line Dial-In (U.S.):	+1-845-675-0437
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 400-620-8038 China, Domestic: 800-819-0121
Conference ID:	99838324

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through December 18, 2015. To listen, please call +1-855-452-5696 within the United States or +1-646-254-3697 if calling internationally. Utilize the pass code 99838324 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://edge.media-server.com/m/p/h5fyqs94

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
Weitian Group LLC
Phone: +1-917-609-0333
Email: tina.xiao@weitian-ir.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2015	2014
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$678,443	$684,592
Restricted cash	16,046,019	17,572,732
Notes receivable – bank acceptance notes	18,783,035	9,925,155
Accounts receivable, net of allowance for doubtful accounts of $506,712 and $1,874,330 at September 30, 2015 and December 31,2014, respectively	32,320,260	53,764,414
Inventories	22,028,549	20,137,901
Advance to suppliers	63,877,330	56,327,390
Other current assets	986,498	946,319
Total Current Assets	154,720,134	159,358,503
Property, plant and equipment, net	5,988,248	7,174,646
Land use rights, net	4,018,319	4,231,348
TOTAL ASSETS	$164,726,701	$170,764,497

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$23,124,843	$26,521,315
Short-term bank loans	11,798,389	18,711,357
Accounts payable	3,597,428	3,217,076
Customer deposits	3,003,350	588,005
Income tax payable	473,993	552,459
Other payables and accrued expenses	1,156,063	1,622,958
Due to related party	-	69,469
Due to shareholder	232,499	100,000
Total Current Liabilities	43,386,565	51,382,639
Bond payable	15,570,993	15,972,837
TOTAL LIABILITIES	58,957,558	67,355,476

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued; 19,840,696 and 19,901,959 shares outstanding as of September 30, 2015 and December 31, 2014, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	5,573,199	5,021,752
Retained earnings	49,859,848	44,971,082
Treasury stock, at cost: 159,304 and 98,041 shares as of September 30, 2015 and December 31, 2014, respectively	(144,132)	(96,608)
Accumulated other comprehensive income	4,791,816	8,425,697
TOTAL SHAREHOLDERS' EQUITY	94,252,186	92,493,378
Non-controlling interest	11,516,957	10,915,643
TOTAL EQUITY	105,769,143	103,409,021
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$164,726,701	$170,764,497

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,		FOR THE NINE MONTHS ENDED SEPTEMBER 30,
	2015	2014	2015	2014

REVENUES	$29,979,478	$27,854,785	$82,612,312	$91,812,445
COST OF GOODS SOLD	25,040,516	25,441,673	70,758,383	83,030,331
GROSS PROFIT	4,938,962	2,413,112	11,853,929	8,782,114
Operating Expenses:
Selling and distribution expenses	154,924	293,161	665,717	565,957
General and administrative expenses	(170,441)	1,263,169	2,543,915	4,032,921
Total Operating Expenses	(15,517)	1,556,330	3,209,632	4,598,878
INCOME FROM OPERATIONS	4,954,479	856,782	8,644,297	4,183,236
Other Income (Expenses):
Financial expenses, net	(718,113)	(484,152)	(2,318,355)	(1,608,610)
Other income, net	58,096	244,935	721,976	472,356
INCOME BEFORE INCOME TAXES	4,294,462	617,565	7,047,918	3,046,982
INCOME TAXES	(475,682)	(89,857)	(1,006,391)	(430,711)
NET INCOME	3,818,780	527,708	6,041,527	2,616,271
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	541,632	60,344	601,314	179,419
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO., LTD AND SUBSIDIARIES	3,277,148	467,364	5,440,213	2,436,852
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss), net of tax	(3,978,456)	31,441	(3,633,881)	635,110
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(3,978,456)	31,441	(3,633,881)	635,110
COMPREHENSIVE INCOME (LOSS)	(701,308)	498,805	1,806,332	3,071,962

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.16	$0.02	$0.27	$0.12
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	$19,840,696	$19,901,959	$19,872,491	$19,901,959

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,041,527	$2,616,271
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	1,070,322	1,160,345
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	21,444,154	(1,101,377)
Inventories	(1,890,648)	(5,309,087)
Advance to suppliers	(7,549,941)	7,350,422
Other current assets	(40,178)	2,676,891
Notes receivable - bank acceptance notes	(8,857,881)	(12,201,390)
Notes receivable from related party - bank acceptance notes		12,915,099
Increase (Decrease) In:
Accounts payable	380,352	(188,602)
Customer deposits	2,415,345	(13,834)
Income tax payable	(78,466)	224,545
Other payables and accrued expenses	(466,893)	(630,789)
Due to related party	(69,469)	(16,911)
Due to shareholder	132,499	50,000
Net cash provided by operating activities	12,530,723	7,531,583

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(18,820)	(36,984)
Prepayment for plant and equipment	-	(7,807,417)
Net cash used in investing activities	(18,820)	(7,844,401)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in restricted cash	1,526,712	11,961,281
Proceeds from short-term bank loans	3,239,234	17,078,725
Repayments of short-term bank loans	(9,717,701)	(20,982,433)
Proceeds from notes payable-bank acceptance notes	30,205,853	44,079,375
Repayment of notes payable-bank acceptance notes	(32,797,240)	(66,663,956)
Proceeds from bond payable		15,940,143
Repurchase of common share	(47,524)	-
Net cash provided by/(used in) financing activities	(7,590,666)	1,413,135

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	4,921,237	1,100,317
Effect of exchange rate changes on cash	(4,927,386)	1,080,598
Cash and cash equivalents at beginning of period	684,592	1,139,450
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$678,443	$3,320,365

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$1,151,507	$528,663
Interest paid	$2,751,332	$1,568,976
Non-cash transactions:
Appropriation to statutory reserve	$551,447	$252,744